SMC ENTERTAINMENT, INC.

9170 GLADES ROAD, SUITE 150

BOCA RATON, FL 33434

January 16, 2024

United States Securities and

Exchange Commission

Washington, DC 20549

Re:	SMC Entertainment, Inc.

Amendment No. 3 to Registration Statement on Form 10-12G

Filed December 7, 2023

File No. 000-56558

Dear Sir or Madam:

Please see our responses to the comments in your December 20, 2023, letter.

1. We note your response to prior comment 3. Given your limited operating history and revenue, and the fact that you operate in the SaaS market, please revise to clarify specifically how your planned products and revenue generating activities relate to the $8 trillion ETF market and $1.2 trillion wealth management platform and, to the extent true, to clarify that the company will not be offering ETFs or wealth management platforms. In that regard, the current disclosure appears to suggest that you will be operating in the ETF and wealth management platform market, rather than the SaaS market.

Response: The company has amended the filing to reflect its addressable market more clearly and has clarified that the company is not an ETF nor a wealth management company but strictly a SaaS as a tool.

2. We note your response to prior comment 3 that “prior language regarding EFT’s has caused confusion, [and sought] explanations of a very technical nature that a layman, who is not among our target customers, would not understand” and that “EFTs are just an example of a type of security that our SaaS can provide data on which can be used by our target customers, who are all financial industry professionals, in their work.” However, it is irrelevant whether laymen would be among your target customers or not, but rather whether the technical information and disclosure would be material to investors. Please supplementally provide us with your analysis regarding how and what data your software will extrapolate from ETFs or other securities and other areas you identify, and why such information is not material to investors.

Response: The company has amended Form 10 to reflect the answer to the comment. Our platform is using typical equities data and analyzing and crunching those data points based on certain criteria entered by the professionals The relevant and current information will help investment advisors review those trends in the marketplace and decide for themselves whether an investment is warranted. Our platform only proposes certain concepts based on trends and events and the professionals are in ultimate control on how they would like to invest.

3. We note that you have intangible assets of $17.2 million which are 53% of your total assets on September 30, 2023. As such, please disclose your accounting policy regarding your intangible assets. The disclosure should be specific and disclose how you acquired the intangible assets, what is included in intangible assets, and how you amortize your intangible assets including useful life. Please refer to guidance in ASC 350-30-50.

Response: The company has updated the comments in Note 4. The software that we acquired from Fynity is our intangible asset. It has been depreciating for over 5 years.

4. We note your response to prior comment 6 and the CBV (Certified Business Valuation) report of SMC Entertainment Fyniti Global EBT as of 2023-09-30. However, please clarify how the CBV (Certified Business Valuation) report information satisfies the ASC 805-Business Combinations accounting requirement. Under ASC 805-30-30, the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer. In this regard, we reissue the comment. It appears you calculate the purchase price using the $10 par value when arriving at the fair value consideration of the series B preferred stock issued. Please explain how you determined $10 represents fair value amount for each series B preferred stock at the acquisition date of April 21, 2023.

Response: The company has amended the filing as noted in Note 10 in the financial statement, Series B Preferred stock was assigned a par value of $10/per Share. We used the CBV report as a basis for the fair value and the purchase price calculation.

5. We note your response to prior comment 8 and the CBV (Certified Business Valuation) report of SMC Entertainment Fyniti Global EBT as of 2023-09-30. However, please clarify how the CBV (Certified Business Valuation) report information satisfies the ASC 805-Business Combinations accounting requirement. Under ASC 805-20-30, the acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values. In this regard, we reissue the comment. Please provide us with an analysis to show how you valued these intangible assets contributed by Mr. Gopalan, fairly valued at $14,550,000 at the acquisition date of April 21, 2023. Please include reference to the specific accounting literature relied upon.

Response: The $14,550,000 is the value of the Software that was capitalized in the books. Please refer to Note 4 on the financial statements. Software costs were capitalized after Project feasibility was established. See below table for break out of the software capitalized cost which is in Note 4 of financial statement.

June 30, 2023
Fyniti Block Trading Platform	$8,650,000
Fyniti Business	250,000
Fyniti IQ	5,650,000
Total	14,550,000
Less accumulated amortization	(1,122,500)
Intangible assets, net	$13,427,500

6. Please define the entity named SMC Entertainment Fyniti Global EBT.

Response: The filing has been amended to reflect the definition of SMC Entertainment Fyniti Global EBT

The SaaS Platform can be used to reflect specific trading strategies. This enables the software to create customized baskets based on the trends entered by a financial professional. The SaaS will create a customized index or baskets using the data from the AI Machine Learning Algorithm. This will provide the financial professional with the ability to track and change the matching criteria to correctly reflect the daily changes represented by trends in the overall market... The AI applies typical equities data as well as analyzing and crunching the data based on over ten thousand data points. Our platform only proposes certain concepts based on trends and events. The financial professionals are in ultimate control over how they would like to invest and utilize the information that our platform facilitates.

The SaaS allows the institutions the ability to see the macro trends evolving on a daily basis. This allows the institutions greater flexibility in managing the underlying portfolios.

7. We note your response to prior comment 7, that you have provided the audited financial statements of Fyniti Global Equities EBT Inc. as of and for the period ended June 30, 2023. However, it appears that you have filed an incorrect set of financial statements. Please provide audited financial statements of Fyniti Global Equities EBT Inc. for the correct reporting periods as required by Rule 8-04 of Regulation S-X.

Response: We have provided the referenced audited financial statements. Please find it in the bottom of the page of page 141 of 148

Erik Blum

CEO

SMC Entertainment

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